
August 1, 2011

<u>Via E-mail</u>
Thomas W. Swidarski
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

> **Re: Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2011**
> **File No. 001-04879**

Dear Mr. Swidarski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>General</u>

1.   We note the disclosure on pages 5 and 12 that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. In addition, we are aware of publicly-available information that you provide ATMs to the Armenian Card payment system in which Iran's Mellat Bank, an entity designated as a Specially Designated National by the Treasury Department, participates. Cuba, Iran, Syria, and Sudan are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form

10-K does not include any information on contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, joint ventures, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, information, services, or support you have provided, directly or indirectly, to the referenced countries, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   We note that based on the results of your annual goodwill impairment test for fiscal 2010, you determined that the goodwill related to the EMEA reporting unit was fully impaired and recorded an impairment charge during the fourth quarter. Based on your disclosures on pages 12, 38 and 70, you state that the goodwill impairment was a result of management reducing its near-term earnings outlook for the EMEA business unit due to operational challenges in the EMEA region over the past few quarters and negative business impact related to potential FCPA compliance issues. We note that management mentioned similar issues on the third quarter earnings call, specifically concerns related to EMEA's ability to compete profitably, lower year-over-year growth than previously expected and operational setbacks in Russia due to the FCPA issue. Please explain to us how you considered whether or not these were triggering events requiring you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30. As part of your response, tell us what other factors you considered at September 30, 2010 in concluding that an interim goodwill impairment test was not required as well as what consideration you gave to disclosing these as known trends or uncertainties that were "reasonably likely" to have a material impact on your results of operations requiring additional disclosure pursuant to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 34

3.   We note your disclosure that a substantial portion of cash and cash equivalents and short-term investments reside in international tax jurisdictions and repatriation of these funds could be negatively impacted by potential foreign and domestic taxes. Please tell us the amount of cash and cash equivalents and short-term investments held outside the U.S. as of December 31, 2010. Additionally, please tell us how you considered providing this quantitative disclosure as information that is material to an understanding of the company's liquidity position. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Thomas W. Swidarski
Diebold, Incorporated
August 1, 2011
Page 3

Item 8: Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 51

4.   We note from your disclosures regarding financial self-service and electronic security products and integrated services, that the selling price of deliverables within multiple-deliverable arrangements is based on vendor-specific objective evidence ("VSOE"), which is the price when sold on a stand-alone basis, or the estimated selling price. We further note that the selling price of deliverables within multiple-deliverable arrangements in connection with election and lottery systems is based on the estimated selling price. Please tell us and expand your disclosures in future filings to address the significant factors, inputs, assumptions, and methods used to determine estimated selling price for the significant deliverables in these multiple-deliverable arrangements. We refer you to 605-25-50-2(e).

5.   We note your disclosure on page 52 in connection with software solutions and service revenue that for contracts involving multiple deliverables, amounts deferred for software support are based on VSOE of the value of the deliverables. This statement appears to suggest that VSOE of fair value exists for all elements in the arrangement, including the undelivered element, i.e., software support. Please confirm whether our understanding is correct. If this is the case, please describe the methodology and assumptions used to establish VSOE of fair value for the software support included in your multiple-deliverable software arrangements. In your response, describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value for software support. For example, if your agreements include stated future renewal rates, tell us how you determined the renewal rates are substantive. In this regard, please provide the range of typical renewal rates that are stated in your contracts and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE of software support is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration to software support when the contractual price for this element does not fall within the respective VSOE of fair value range.

Note 4: Income Taxes, page 61

6.   We note the caption in your effective income tax rate reconciliation for foreign income taxes. We also note the MD&A disclosures on pages 29 and 33 which suggest that this item includes the effects of changes in the deferred tax asset valuation allowance at foreign subsidiaries and foreign rate differential. Please confirm whether our understanding is correct and identify any other significant components of this item for each of the three years presented. Additionally, please explain how the foreign rate differential is determined in each fiscal year.

7.   We note that the "Other" line item in the effective income tax rate reconciliation appears to have had a significant impact for fiscal 2010. Please provide us with a breakdown of the components of this line item. As part of your response, tell us how you considered providing further quantitative breakdown of this line item as well as a qualitative discussion explaining the nature of the items included in this line item. See Rule 4-08(h)(2) of Regulation S-X and ASC 740-10-50-14.

Note 7: Allowance for Credit Losses, page 67

8.   We note you adopted the disclosure requirements in ASU 2010-20 related to your financing receivables and the related allowance for credit losses as of December 31, 2010. Please tell us how you considered the disclosure requirements in ASC 310-10-50-29 and 50-30 with respect to credit quality information.

Note 15: Commitments and Contingencies, page 80

9.   We note your disclosure in which you indicate it is management's opinion that the consolidated financial statements would not be materially affected by the outcome of the legal proceedings incurred in the normal course of business, commitments or asserted claims. Please tell us how you considered ASC 450-20-50-6 regarding unasserted claims and assessments in connection with your loss contingency disclosure obligations.

10.   We note from your disclosures that during 2009, 2010 and the first quarter of 2011 you agreed to settle several of your legal matters. For those settlements that you disclose will be paid out of the Company's insurance policies, please tell us how the amounts (i.e., loss contingencies, insurance proceeds) are recorded in the consolidated financial statements. In this regard, note that contingent loss claims which may or may not be covered by insurance should not be presumed as not needing recognition, presentation or disclosure and assets and liabilities should not be offset in a statement of financial position for disclosure purposes (i.e., reported at a net amount) unless a right of setoff exists. See ASC 210-20-05-1.

11.   We note your disclosures regarding the putative federal securities class action and shareholder derivative lawsuit, the Butler County election systems claims and the Company's FCPA review and related government investigations. Please tell us how you considered paragraphs 3 through 5 of ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y in disclosing the amount or range of reasonably possible losses. In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please revise your disclosure in future filings to provide this information.

12.   As a related matter, we note that in 2009 you agreed to settle the civil charges related to the SEC's investigation into your revenue recognition regarding bill and hold arrangements and accrued a loss of $25 million in that year. The disclosures provided in the contingency footnote in filings prior to the settlement stated that the Company could not predict the length, scope or results of the investigations, or the impact, if any, on its results of operations. Please tell us how such disclosures are in compliance with the above noted ASC 450 disclosure requirements.

Note 19: Segment Information, page 90

13.   We note the change made to your segment reporting beginning in the first quarter of fiscal 2010. We further note your disclosure that management evaluates the performance of the segments based on revenue and segment gross margin, yet the measure of segment profit or loss reported in the quantitative disclosures is "operating (loss) profit." Please clarify.

Definitive Proxy Statement on Schedule 14A filed March 11, 2011

Proxy Card

14.   The description of Proposal 3 in your proxy card does not appear to accurately describe the proposal on which shareholders were being asked to vote. The Proxy Card indicates that shareholders were voting on whether "to hold an advisory vote on named executive officer compensation." Shareholders, however, were not voting on whether to hold an advisory vote, but on whether to approve, on an advisory basis, the compensation of your named executive officers. Please confirm that in connection with future advisory votes on executive compensation, you will clearly state in your proxy card that shareholders are being asked to vote to approve, on an advisory basis, the compensation of the company's named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief